Exhibit 12.2

Union Electric Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	9 Months Ended	Year Ended
	September 30,	December 31,
	2008	2007
Net income from continuing operations	$287,066	$341,966
Less- Income from equity investee	10,948	54,545
Add- Taxes based on income	160,341	139,782

Net income before income taxes and income from equity investee	436,459	427,203

Add- fixed charges:
Interest on long term debt (1)	149,919	203,456
Estimated interest cost within rental expense	2,507	2,540
Amortization of net debt premium, discount, and expenses	4,587	5,634
Total fixed charges	157,013	211,630

Earnings available for fixed charges	593,472	638,833

Ratio of earnings to fixed charges	3.77	3.01

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	4,456	5,941
Adjustment to pre-tax basis	2,489	2,429
	6,945	8,370

Combined fixed charges and preferred stock dividend requirements	$163,958	$220,000

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.61	2.90

(1)  Includes FIN 48 interest expense